EXHIBIT 12

JOSTENS HOLDING CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

		Predecessor
	Five Months	Seven Months
	2003	2003	2002	2001	2000	1999
	Dollars in thousands
Earnings
(Loss) income from continuing operations before income taxes	$(55,476)	$11,750	$64,483	$45,115	$5,532	$75,704
Interest expense (excluding capitalized interest)	32,754	32,528	68,435	79,035	60,252	7,486
Portion of rent expense under long-term operating leases representative of an interest factor	576	3,219	1,312	1,164	1,121	1,483
Total (loss) earnings	$(22,146)	$47,497	$134,230	$125,314	$66,905	$84,673
Fixed charges
Interest expense (including capitalized interest)	$32,754	$32,528	$68,435	$79,035	$60,252	$7,887
Portion of rent expense under long-term operating leases representative of an interest factor	576	3,219	1,312	1,164	1,121	1,483
Total fixed charges	$33,330	$35,747	$69,747	$80,199	$61,373	$9,370
Ratio of earnings to fixed charges	— (1)	1.3	1.9	1.6	1.1	9.0

(1)          For the successor period in 2003, earnings did not cover fixed charges by $55.5 million.

78